SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35562; 812-15709

Align Alternative Access Fund and Sovereign Financial Group, Inc.

April 29, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act and for an order pursuant to section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end investment companies to issue multiple classes of shares of beneficial interest with varying sales loads and to impose asset-based distribution and/or service fees.

Applicants: Align Alternative Access Fund and Sovereign Financial Group, Inc.

Filing Dates: The application was filed on February 26, 2025, and an amendment on March 21, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on May 27, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Cassandra W. Borchers, Esq., Thompson Hine LLP, 312 Walnut Street, 20th Floor Cincinnati, OH 45202, and Jacob Olliffe, Esq., Thompson Hine LLP, jacob.olliffe@thompsonhine.com, with a copy to Charles L. Failla, Sovereign Financial Group, Inc., CLF@SFGROUPINC.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated March 21, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood

Assistant Secretary.